October 15, 2009

Via EDGAR and By Facsimile to: (202) 772-9218

Mr. Gary Todd,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Angiotech Pharmaceuticals, Inc.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Filed March 16 and March 23, 2009
File No. 000-30334

Dear Mr. Todd:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated October 1, 2009 (the “Comment Letter”), with respect to the Annual Report on Form 10-K and the Form 10-K/A filed by Angiotech Pharmaceuticals, Inc. on March 16 and March 23, 2009, respectively (File No. 000-30334) (together, the “Filing”).

For your convenience, the comment from the Comment Letter is restated in italics prior to our response. The headings below correspond to the headings in the Comment Letter.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Item 8. Financial Statements

1.	We refer to your response to prior comment 1 from our letter dated September 17, 2009. While we acknowledge your response, for US GAAP purposes the $650 million goodwill impairment charge is an operating expense. Please file an appropriate amendment to correct the classification error in your statement of operations. Please also present relevant disclosure under FASB ASC 250-10-50-7 (legacy, SFAS 154). You should also consider the requirements of Item 4-02 of Form 8-K.

Response: We acknowledge the Staff’s comment and will file an appropriate amendment to correct the classification error in the statement of operations contained in the Filing. In addition, we will present relevant disclosure under FASB ASC 250-10-50-7 (legacy, SFAS 154) and will disclose the information required by Item 4-02 of Form 8-K.

*        *        *

In connection with the above response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact me at (604) 221-6983.

Sincerely,

K. Thomas Bailey

cc:	Praveen Kartholy, Securities and Exchange Commission
David D. McMasters, Angiotech Pharmaceuticals, Inc.
David D. Phinney, Angiotech Pharmaceuticals, Inc.
Alison S. Ressler, Sullivan & Cromwell LLP